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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ======================

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 VIRTGAME CORP.
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                                (Name of Issuer)

                   COMMON STOCK, $0.00001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                     92826G
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                                 (CUSIP Number)

                                  BRUCE MERATI
                          6969 CORTE SANTA FE, SUITE A
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                               SAN DIEGO, CA 92121

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 1, 2001

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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     CUSIP No. 92826G

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     BRUCE MERATI
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                        (a)  [_]
                                                                        (b)  [X]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     UNITED STATES OF AMERICA
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               7.   Sole Voting Power
  NUMBER OF         2,556,426 (1)
   SHARES      =================================================================
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           NONE
    EACH       =================================================================
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,556,426 (1)
    WITH       =================================================================
               10.  Shared Dispositive Power
                    NONE
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,556,426 (1)
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [_]
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13.  Percent of Class Represented by Amount in Row (11)
     APPROXIMATELY 5.99% (2)
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14.  Type of Reporting Person (See Instructions)
     IN
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(1) INCLUDES 341,426 ISSUED AND OUTSTANDING SHARES HELD BY BRUCE MERATI AND
2,215,000 SHARES ISSUABLE TO HIM UPON THE EXERCISE OF OPTIONS.

(2) BASED ON 40,460,461 SHARES OF COMMON STOCK AND COMMON STOCK EQUIVALENTS (INCLUDING SERIES A AND SERIES B CONVERTIBLE PREFERRED STOCK) ISSUED AND OUTSTANDING AS OF MARCH 10, 2004, PLUS 2,215,000 SHARES ISSUABLE TO BRUCE MERATI UPON THE EXERCISE OF OPTIONS.

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         ITEM 1.           SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, $0.00001 par value per share of VirtGame Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6969 Corte Santa Fe, Suite A, San Diego, CA 92121.


         ITEM 2.           IDENTITY AND BACKGROUND.

         (a) - (c) The name of the person filing this statement is Bruce Merati, hereinafter sometimes referred to as the "Reporting Person." Mr. Merati is a director and officer of VirtGame Corp., having a business address located at 6969 Corte Santa Fe, Suite A, San Diego, CA 92121.

         (d) - (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

         (f) Mr. Merati is a citizen of the United States of America.


         ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Merati previously acquired 341,426 shares of common stock and may acquire an additional 2,215,000 shares of common stock upon the exercise of options for a weighted average purchase price of $0.34 per share.


         ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person is acquiring the shares for investment purposes. The Reporting Person has no present plans to that relate to or would result in any of the transactions or events described on paragraphs (a) through (j) of
Item 4 of Schedule 13D.


         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) See Rows 11 and 13 of the Cover Page.

         (b) See Rows 7 through 10 of the Cover Page. The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares reported by it in Item 5(a).

         (c) Mr. Merati has not effected any transactions in the shares of VirtGame Corp. within the past sixty (60) days.

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         (d) To the best knowledge of the Reporting Person, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

         (e) Not applicable.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

         ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

         Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:

Date:    March 11, 2004                   By: /s/ Bruce Merati
                                              ---------------------------------
                                              Bruce Merati